Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

AND FOR THE THREE-MONTH PERIOD ENDED

PRESENTED ON COMPARATIVE BASIS

Free translation from the original prepared in Spanish for publication in Argentina

REPORT ON REVIEW OF THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Pampa Energía S.A.

Legal address: Maipú, 1

Autonomous City of Buenos Aires

Tax Code No.: 30-52655265-9

Report on the consolidated condensed interim financial statements

Introduction

We have reviewed the accompanying consolidated condensed interim financial statements of Pampa Energía S.A. and its subsidiaries (hereinafter "the Group"), which comprise the consolidated statement of financial position as of March 31, 2024, the consolidated statements of comprehensive income, of changes in equity and cash flows for the three-month period ended March 31, 2024, and selected explanatory notes.

Board's responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with IFRS Accounting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE, for its acronym in Spanish) as professional accounting standards and incorporated by the National Securities Commission (CNV, for its acronym in Spanish) to its regulations, as approved by the International Accounting Standards Board (IASB), and therefore is responsible for the preparation and presentation of the consolidated condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of the review

Our responsibility is to express a conclusion on these consolidated condensed interim financial statements based on our review, which was performed in accordance with the International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of consolidated condensed interim Financial Statements consists of inquiries primarily of Company staff responsible for financial and accounting matters, and applying analytical and other review procedures. This review is substantially less in scope than an audit examination conducted in accordance with international standards on auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Price Waterhouse & Co. S.R.L., Bouchard 557, floor 8°, C1106ABG – Autonomous City of Buenos Aires

T: +(54.11) 4850.6000, www.pwc.com/ar

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the consolidated condensed interim Financial Statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Pampa Energía S.A., that:

a)	the consolidated condensed interim financial statements of Pampa Energía S.A. are recorded to the “Inventory and Balance Sheet” book, and complies in what is a matter of our competence, with the provisions of the General Companies Law and in the pertinent resolutions of the National Securities Commission;

b)	the individual condensed interim financial statements of Pampa Energía S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations;

c)	we have read the Summary of Activity (“Reseña Informativa”), on which, as regards those matters that are within our competence, we have no observations to make;

d)	as of March 31, 2024, the debt accrued by Pampa Energía S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records and calculations amounted to $ 1,768 million, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 7, 2024

PRICE WATERHOUSE & CO. S.R.L. (Partner)

Carlos Martín Barbafina

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GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Unaudited Consolidated Condensed Interim Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
BCBA	Buenos Aires Stock Exchange
BNA	Banco de la Nación Argentina
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CC	Combined Cycle
CIESA	Compañía de Inversiones de Energía S.A.
CISA	Comercializadora e Inversora S.A.
CITELEC	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNG	Compressed Natural Gas
CNV	National Securities Commission of Argentina
CNY	Yuan Republic of China
CPB	Central Térmica Piedra Buena
-CTB	CT Barragán S.A
CTEB	Central Térmica Ensenada Barragán
CTG	Central Térmica Güemes
CTGEBA	Central Térmica Genelba
CTIW	Central Térmica Ingeniero White
CTLL	Central Térmica Loma de la Lata
CTPP	Central Térmica Parque Pilar
-EISA	Energía Inversora S.A.
ENARSA	Energía Argentina S.A.
ENARGAS	National Regulatory Authority of Gas
ENRE	National Regulatory Authority of Electricity
GASA	Generación Argentina S.A.
Greenwind	Greenwind S.A.
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
INDEC	National Institute of Statistics and Censuses
LGS	Argentine Business Organizations Law
MBTU	Millon of BTU
MW	Megawatt
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudos Pesados Ltd
OCPSA	Oleoductos de Crudos Pesados S.A.
PB18	Pampa Bloque 18 S.A.
PEB	Pampa Energía Bolivia S.A.
PECSA	Pampa Energía Chile S.p.A.
PEN	Federal Executive Branch
PEPE II	Pampa Energía II Wind Farm
PEPE III	Pampa Energía III Wind Farm
PEPE IV	Pampa Energía IV Wind Farm
PESOSA	Pampa Energía Soluciones S.A.
PISA	Pampa Inversiones S.A.
PIST	Point of Entry to the Transportation System
RTI	Tariff Structure Review
POSA	Petrobras Operaciones S.A.
SACDE	Argentine Society of Construction and Strategic Development
SE	Secretary of Energy
TGS	Transportadora de Gas del Sur S.A.
TGU	Transporte y Servicios de Gas en Uruguay S.A.
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. dollar
UTE	Unión Transitoria de Empresas
VAR	Vientos de Arauco Renovables S.A.U.
WEM	Wholesale Electricity Market

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF

COMPREHENSIVE INCOME

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	03.31.2024	03.31.2023

Revenue	8	337,376	83,915
Cost of sales	9	(215,183)	(50,538)
Gross profit		122,193	33,377

Selling expenses	10.1	(13,580)	(3,193)
Administrative expenses	10.2	(34,238)	(8,521)
Exploration expenses	10.3	(82)	(48)
Other operating income	10.4	28,992	4,859
Other operating expenses	10.4	(26,385)	(3,845)
(Impairment) Recovery of impairment of intangible assets and inventories		(32)	411
Impairment of financial assets		(29,830)	(80)
Share of profit from associates and joint ventures	5.2.2	51,416	3,200
Profit from sale of companies´ interest		1,458	-
Operating income		99,912	26,160

Financial income	10.5	1,347	193
Financial costs	10.5	(43,955)	(14,711)
Other financial results	10.5	43,805	14,643
Financial results, net		1,197	125
Profit before income tax		101,109	26,285
Income tax	10.6	122,687	643
Profit of the period		223,796	26,928

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation		189,693	76,810
Items that may be reclassified to profit or loss
Exchange differences on translation		82,055	2,485
Other comprehensive income of the period		271,748	79,295
Total comprehensive income of the period		495,544	106,223

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	03.31.2024	03.31.2023
Total income of the period attributable to:

Owners of the company		223,099	26,918
Non-controlling interest		697	10
		223,796	26,928

Total comprehensive income of the period attributable to:

Owners of the Company		494,365	105,983
Non-controlling interest		1,179	240
		495,544	106,223

Earnings per share attributable to equity holders of the Company

Total basic and diluted earning per share	13.2	164.04	19.51

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	03.31.2024	12.31.2023
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	2,218,134	2,056,974
Intangible assets	11.2	82,049	77,898
Right-of-use assets		22,319	17,259
Deferred tax asset	11.3	11,537	2
Investments in associates and joint ventures	5.2.2	744,633	542,978
Financial assets at fair value through profit and loss	12.2	29,758	28,040
Other assets		353	349
Trade and other receivables	12.3	17,136	14,524
Total non-current assets		3,125,919	2,738,024

CURRENT ASSETS
Inventories	11.4	188,184	166,023
Financial assets at amortized cost	12.1	89,312	84,749
Financial assets at fair value through profit and loss	12.2	464,380	451,883
Derivative financial instruments		265	250
Trade and other receivables	12.3	428,589	238,294
Cash and cash equivalents	12.4	171,577	137,973
Total current assets		1,342,307	1,079,172
Total assets		4,468,226	3,817,196

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION (Continuation)

As of March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	03.31.2024	12.31.2023
SHAREHOLDERS´ EQUITY
Share capital	13.1	1,360	1,360
Share capital adjustment		7,126	7,126
Share premium		19,950	19,950
Treasury shares	13.1	4	4
Treasury shares adjustment		21	21
Treasury shares cost		(211)	(211)
Legal reserve		39,328	37,057
Voluntary reserve		1,228,326	1,157,389
Other reserves		321	711
Other comprehensive income		656,690	539,702
Retained earnings		484,796	180,627
Equity attributable to owners of the company		2,437,711	1,943,736
Non-controlling interest		8,139	6,960
Total equity		2,445,850	1,950,696

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	11.5	150,318	119,863
Income tax and minimum notional income tax provision	11.6	101,955	44,614
Deferred tax liability	11.3	89,390	240,686
Defined benefit plans		19,173	13,172
Borrowings	12.5	1,110,787	989,182
Trade and other payables	12.6	40,313	37,301
Total non-current liabilities		1,511,936	1,444,818

CURRENT LIABILITIES
Provisions	11.5	6,186	4,649
Income tax liability	11.6	14,009	14,026
Tax liabilities		21,848	11,427
Defined benefit plans		2,624	2,695
Salaries and social security payable		13,573	15,537
Derivative financial instruments		110	191
Borrowings	12.5	230,254	181,357
Trade and other payables	12.6	221,836	191,800
Total current liabilities		510,440	421,682
Total liabilities		2,022,376	1,866,500
Total liabilities and equity		4,468,226	3,817,196

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2022	1,380	7,231	19,950	4	21	(2,280)	8,137	171,243	(448)	113,720	84,505	403,463	1,157	404,620
Stock compensation plans	-	-	-	-	-	-	-	-	126	-	-	126	-	126
Profit for the three-month period	-	-	-	-	-	-	-	-	-	-	26,918	26,918	10	26,928
Other comprehensive income for the three-month period	-	-	-	-	-	-	1,463	30,786	-	27,580	19,236	79,065	230	79,295
Balance as of march 31, 2023	1,380	7,231	19,950	4	21	(2,280)	9,600	202,029	(322)	141,300	130,659	509,572	1,397	510,969

Legal and voluntary reserve constitution	-	-	-	-	-	-	(16)	84,521	-	-	(84,505)	-	-	-
Capital reduction	-	-	-	(20)	(105)	2,069	-	(1,944)	-	-	-	-	-	-
Treasury shares acquisition	(20)	(105)	-	20	105	(7,138)	-	-	-	-	-	(7,138)	-	(7,138)
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(428)	(428)
Pampa´s shares sale by a subsidiary	-	-	-	-	-	7,138	-	-	-	-	-	7,138	-	7,138
Stock compensation plans	-	-	-	-	-	-	-	-	1,033	-	-	1,033	-	1,033
Profit for the complementary nine-month period	-	-	-	-	-	-	-	-	-	-	7,570	7,570	2,193	9,763
Other comprehensive income for the complementary nine-month period	-	-	-	-	-	-	27,473	872,783	-	398,402	126,903	1,425,561	3,798	1,429,359
Balance as of December 31, 2023	1,360	7,126	19,950	4	21	(211)	37,057	1,157,389	711	539,702	180,627	1,943,736	6,960	1,950,696

Treasury shares acquisition	-	-	-	-	-	-	-	-	(390)	-	-	(390)	-	(390)
Profit for the three-month period	-	-	-	-	-	-	-	-	-	-	223,099	223,099	697	223,796
Other comprehensive income for the three-month period	-	-	-	-	-	-	2,271	70,937	-	116,988	81,070	271,266	482	271,748
Balance as of March 31, 2024	1,360	7,126	19,950	4	21	(211)	39,328	1,228,326	321	656,690	484,796	2,437,711	8,139	2,445,850

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	03.31.2024	03.31.2023
Cash flows from operating activities:
Profit of the period		223,796	26,928
Adjustments to reconcile net profit to cash flows from operating activities	14.1	(74,640)	7,839
Changes in operating assets and liabilities	14.2	(163,370)	(2,225)
Net cash (used in) generated by operating activities		(14,214)	32,542

Cash flows from investing activities:
Payment for property, plant and equipment acquisitions		(109,435)	(35,060)
Collections for sales (Payment for) public securities and shares acquisitions, net		56,151	(4,926)
Recovery of mutual funds, net		1,117	2,130
Payment for the acquisition of companies		(19,750)	-
Payment for right-of-use		(4,346)	-
Collection for equity interests in companies sales		6,206	55
Collection for joint ventures´ share repurchases		30,135	-
Collections for property, plant and equipment sales		-	58
Collections for intangible assets sales		-	1,626
Dividend collection		6,955	-
Payment of loans		-	(217)
Net cash used in investing activities		(32,967)	(36,334)

Cash flows from financing activities:
Proceeds from borrowings	12.5	112,857	28,783
Payment of borrowings	12.5	(10,959)	(11,465)
Payment of borrowings interests	12.5	(34,128)	(10,055)
Repurchase and redemption of corporate bonds	12.5	-	(586)
Payments of leases		(782)	(75)
Net cash generated by financing activities		66,988	6,602

Increase in cash and cash equivalents		19,807	2,810

Cash and cash equivalents at the beginning of the year	12.4	137,973	18,757
Exchange and conversion difference generated by cash and cash equivalents		13,797	4,731
Increase in cash and cash equivalents		19,807	2,810
Cash and cash equivalents at the end of the year	12.4	171,577	26,298

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS For the three-month period ended March 31, 2024, presented on comparative basis. (In millions of Argentine Pesos (“$”))

NOTE 1: GENERAL INFORMATION

General information of the Company

The Company is a fully integrated power company in Argentina, which mainly participates in the electric energy, oil and gas value chains.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 5,332 MW installed capacity as of March 31, 2024, which represents approximately 12% of Argentina’s installed capacity, and being one of the largest independent generators in the country. Additionally, the Company is currently undergoing a process to expand its installed capacity by an additional 140 MW.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, with operations in 12 production areas and 5 exploratory areas reaching a production level of 11.7 million m3/day of natural gas and 4.3 thousand boe/day of oil in Argentina, during the three-month period ended March 31, 2024. Its main natural gas production blocks are located in the Provinces of Neuquén and Río Negro.

In the petrochemicals segment, operations are located in Argentina, where the Company operates two high-complexity plants producing styrene, synthetic rubber and polystyrene, with a domestic market share ranging between 89% and 100%.

Finally, through the holding and others segment, the Company participates in the electricity transmission and oil and gas transportation businesses. In the electricity transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 22,391 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,248 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Besides, the Company owns a 63.74% indirect interest in OCPSA (see Note 5.2.3), licensee company of an oil pipeline in Ecuador that has a transportation capacity of 450 thousand barrels/day. Additionally, the segment includes advisory services provided to related companies.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: REGULATORY FRAMEWORK

2.1	Generation

2.1.1 Supply Agreements with CAMMESA

"TerCONF" call for tenders

On November 24, 2023, pursuant to SE Resolution No. 961/23, tenders for the execution of 300 MW of power capacity at CTGEBA II and the 11-MW expansion of CTEB’s CC through CTB were awarded under the TerCONF call launched through SE Resolution No. 621/23 to enter into reliable thermal generation supply agreements with CAMMESA.

However, on December 28, 2023, through Note NO-2023-153876959-APN-SE#MEC, the SE instructed CAMMESA to provisionally suspend the issuance of the commercial documentation corresponding to the payment of the tender guarantee and the monthly payment scheme provided in the call.

Finally, SE Resolution No. 45/24 extended the supply contracts’ execution term of projects awarded under SE Resolution No. 961/23 for 60 working days as from April 16, 2024.

2.1.2 Remuneration for sales to the spot market

SE Resolution No. 9/24, dated February 8, 2024, updated the remuneration values for spot generation, providing for a 73.9% increase over the values approved by SE Resolution No. 869/23, effective as from the February 2024 economic transaction.

2.1.3 Modification of CAMMESA’s payment priority

Through SE Resolution No. 34/24, the payment order for the WEM’s economic transaction was modified, providing that transmission concessionaires would have payment priority over WEM’s generating agents.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2	Oil and Gas

2.2.1 Gas Market

Natural gas for the residential segment and CNG

On March 27, 2024, SE Resolution No. 41/24 was published in the BO, establishing PIST prices to be passed on to end users under the agreements entered into under the GasAr Plan (Executive Order No. 892/20, as amended).

For the purpose of passing on gas prices to tariff schemes of the natural gas through grids distribution utility, ENARGAS will make the dollar per MBTU conversion using a 27.10473 factor, the exchange rate being BNA’s average selling exchange rate for the first 15 days of the month immediately preceding the transfer to prices.

Finally, ENARGAS is instructed to: (i) issue the tariff schemes monthly reflecting the exchange rate variation of the prices to be passed on to tariffs; and (ii) provide the necessary measures for the bills to be issued by the gas distribution and sub-distribution utility providers throughout the country to reflect the PIST gas prices.

It is worth highlighting that the PIST value updates increase the amount collectible directly from distributors by the Company, decreasing the price compensation payable by the Federal Government under the GasAr Plan.

2.3	Gas Transportation

Transitional increase in natural gas transportation tariffs

On March 26, 2024, TGS entered into the 2024 transitional agreement (“RTT24”) with ENARGAS, which establishes a transitory 675% update in natural gas transportation tariffs. This tariff increase entered into effect on April 3, 2024, following the publication of ENARGAS Resolution No. 112/24 in the BO. Under this Resolution, as from May 2024 and until the completion of the Comprehensive Tariff Review (“RTI”), tariffs will be adjusted monthly by the transitory update index, which is composed of: (i) 47% by the wage index - registered private sector published by INDEC, (ii) 27.2% by the IPIM, and (iii) 25.8% by the construction cost index in Greater Buenos Aires - materials chapter, published by INDEC. To such effect, ENARGAS will issue the corresponding monthly resolution adjusting the applicable tariff schemes. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, ENARGAS has not issued the resolution with the tariff schemes including the May update.

In addition, the resolution provides that during 2024, TGS must execute an investment plan in the amount of $ 27,690 million (adjustable by the transitory update index). As of the date of issuance of these Consolidated Condensed Interim Financial Statements, TGS has submitted this investment plan, which is currently under execution.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.4	Transmission

Tariff situation

Pursuant to ENRE Resolutions No. 104/24 and 105/24, the hourly remuneration values effective as from February 19, 2024 (date of publication in the BO) were determined, establishing a 179.7% and 191.1% update against the values in force as from November 2023 for Transener S.A. and Transba S.A., respectively. Moreover, a tariff update was determined according to a formula based on wage, wholesale and consumer price indexes, to be applied on a monthly basis as from May 2024.

On April 15, 2024, ENRE Resolution No. 223/24 approved the “Program for the tariff review of electric power transmission in 2024”, which established the criteria and methodology for the comprehensive tariff review process to be taken into consideration by transmission companies when submitting their tariff proposal applicable as from January 1, 2025.

In this sense, the ENRE has issued a note to formally request the submission of the necessary information to determine the capital base and evaluate the costs and the investment plan. The information on the capital base, historical costs, property, plant and equipment, easements and existing facilities status should be submitted to the ENRE by May 17, 2024, whereas the deadline for submitting the projected information on costs, investments and intended annual remuneration is September 14, 2024.

Due to the liquidity problems caused by delayed collections of the electricity transmission remuneration, Transener S.A. requested the ENRE and the SE, in the exercise of their powers, to take the corresponding measures to guarantee to the transmission company the collection of 100% of the monthly remuneration duly updated and within the terms established in the regulations in force. In this regard, on March 18, 2024, SE Resolution No. 34/24 modified CAMMESA payments’ order priority, prioritizing payments to electricity transmission companies (see Note 2.1.3).

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, Transener S.A. has disclosed no delays in the collection of its remuneration.

NOTE 3: BASIS OF PREPARATION

These Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2024 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information”, are expressed in million pesos and were approved for their issuance by the Company’s Board of Directors on May 7, 2024.

The information included in the Consolidated Condensed Interim Financial Statements is recorded in US dollars, which is the Company’s functional currency and, in accordance with CNV requirements, is presented in pesos, the legal currency in Argentina.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 3: (Continuation)

This consolidated condensed interim financial information had been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss and they should be read together with the Consolidated Financial Statements as of December 31, 2023, which have been prepared under IFRS Accounting Standards.

These Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2024 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for the period. The results for the three-month period ended March 31, 2024, does not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

Comparative information

The information as of December 31, 2023, and for the three-month period ended March 31, 2023, disclosed for comparative purposes, arises from the Consolidated Financial Statements as of those dates.

Additionally, certain non-significant reclassifications have been made to those Consolidated Financial Statements´ figures to keep the consistency in the presentation with the current period’s figures.

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these Consolidated Condensed Interim Financial Statements are consistent with those used in the Consolidated Financial Statements for the last fiscal year, which ended on December 31, 2023.

Pursuant to CNV General Resolution No. 972/23, early application of IFRS accounting standards and/or amendments thereto is not allowed, unless specifically allowed at the time of adoption.

As of March 31, 2024, the Company has not applied IFRS accounting standards and/or their amendments early.

13

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2024 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2024:

-	IAS 1 - “Presentation of Financial Statements” (as amended in January 2020 and October 2022)
-	IFRS 16 - “Leases” (as amended in September 2022)
-	IAS 7 - “Statement of Cash Flows” and IFRS 7 - “Financial Instruments - Disclosures” (as amended in May 2023)

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

NOTE 5: GROUP STRUCTURE

5.1	Corporate reorganization

On November 6 and 8, 2023, the Boards of Directors of CISA, the Company and GASA, respectively, resolved to instruct their respective managements to analyze a reorganization proceeding under Section 82 and subsequent sections of the Business Organization Law and tax neutrality under Sections 80 and subsequent articles of the Income Tax Law (as amended in 2019), and, if appropriate, draw up the preparatory documentation for the spin-off of CISA’s equity and the subsequent merger through absorption of a portion of its spun-off equity into Pampa and the other portion of its spun-off equity into GASA (the ‘Reorganization Proceeding’).

On March 6, 2024, CISA, the Company and GASA’s Board of Directors approved the Reorganization Proceeding and called the respective general ordinary and extraordinary shareholders’ meetings to consider such proceeding, which were held on April 29, 2024, resolving to approve it.

The Reorganization Proceeding, effective January 1, 2024, entails benefits for the involved companies and the entire economic group, since it allows for greater resource efficiency in financial information management and reduced costs on account of legal and tax advisory fees.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the Reorganization Proceeding’s registration process is underway.

14

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2	Interest in subsidiaries, associates and joint ventures
5.2.1	Subsidiaries information
			03.31.2024	12.31.2023
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Autotrol Renovables S.A.	Argentina	Generation	100.00%	100.00%
CISA (1)	Argentina	Trader & investment	-	100.00%
Ecuador Pipeline Holdings Limited	Gran Cayman	Investment	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
GASA	Argentina	Generation & Investment	100.00%	100.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
Pampa Ecuador Inc	Nevis	Investment	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
PECSA	Chile	Trader	100.00%	100.00%
PESOSA	Argentina	Trader	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
TGU	Uruguay	Gas transportation	51.00%	51.00%
VAR	Argentina	Generation	100.00%	100.00%
Vientos Solutions Argentina S.A.U.	Argentina	Advisory services	100.00%	100.00%

(1) See note 5.1

15

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2.2	Associates and joint ventures information

The following table presents the main activity and the financial information used for valuation and percentages of participation in associates and joint ventures; unless otherwise indicated, the share capital consists of common shares with one vote per share:

		Information about the issuer
	Main activity	Date	Share capital	Profit (Loss) of the period	Equity	Direct and indirect participation %
Associates
TGS (1)	Gas transportation	03.31.2024	753	55,932	1,353,321	0.709%

Joint ventures
CIESA (1)	Investment	03.31.2024	639	28,419	690,375	50.00%
Citelec (2)	Investment	03.31.2024	556	5,435	206,988	50.00%
CTB	Generation	03.31.2024	8,558	41,449	471,469	50.00%
OCP	Investment	03.31.2024	43	18,004	55,477	63.74%

(1)	The Company holds a direct and indirect interest of 0.709% in TGS and 50% in CIESA, a company that holds a 51% interest in the share capital of TGS. Therefore, additionally the Company has an indirect participation of 26.21% in TGS.

As of March 31, 2024, the quotation of TGS's ordinary shares and ADR published on the BCBA and the NYSE was $ 3,279.35 and US$ 15.10, respectively, granting to Pampa (direct and indirect) ownership an approximate stake market value of $ 682,865 million.

(2)	The Company holds a 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of March 31, 2024, Transener’s common share price listed at the BCBA was $ 1,313.50, conferring Pampa’s indirect interest an approximate $ 153,759 million market value.

16

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The detail of the balances of investments in associates and joint ventures is as follows:

	03.31.2024	12.31.2023
Disclosed in non-current assets
Associates
OCP	-	18,513
TGS	12,115	10,997
Other	19	18
Total associates	12,134	29,528
Joint ventures
CIESA	384,875	244,748
Citelec	103,494	66,466
CTB	232,308	202,236
OCP	11,822	-
Total joint ventures	732,499	513,450
Total associates and joint ventures	744,633	542,978

The following table shows the breakdown of the result from investments in associates and joint ventures:

	03.31.2024	03.31.2023
Associates
OCP	-	39
TGS	501	203
Total associates	501	242

Joint ventures
CIESA	13,784	1,328
Citelec	2,717	1,109
CTB	17,299	521
OCP	17,115	-
Total joint ventures	50,915	2,958
Total associates and joint ventures	51,416	3,200

17

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	03.31.2024	03.31.2023
At the beginning of the year	542,978	159,833
Dividends	(6,955)	-
Aquisition of equity interests	12,625	-
Share repurchase	(30,135)	-
Sale of equity interests	(4,748)	(658)
Share of profit	51,416	3,200
Exchange differences on translation	179,452	32,721
At the end of the period	744,633	195,096

5.2.3	Investment in OCP

On January 16, 2024, the Company, through PEB, closed the transaction for the acquisition of 2,979,606,613 additional shares, representing a 29.66% stake in OCP, for a price of US$ 15 million under the purchase and sale agreement entered into with Repsol OCP de Ecuador S.A. on May 4, 2023. The closing of the transaction implied the recognition of profits for US$ 5 million under IAS 28.

As of the closing of the transaction, the Company, through PEB, has reached a 63.74% stake in OCP’s capital stock and obtained joint control, pursuant to the commitment to amend the shareholders’ agreement dated January 9, 2024 entered into with PetroOriental OCP Holdings Ltd.

Besides, OCP declared dividends for US$ 13.3 million on January 18, 2024, and repurchased a total of 5,740,902,124 own shares on January 22, 2024, for a unit price of US$ 0.01. Consequently, on January 22, 2024, the Company, through PEB, collected dividends in the amount of US$ 8.5 million and US$ 36.6 million for share repurchases.

It is worth highlighting that on March 23, 2024, a Force Majeure event occurred due to unpredictable ground conditions that caused an axial compression and rupture of the pipeline at KP136+404. OCPSA immediately activated the pipeline contingency plan and resumed the crude oil transportation service on March 26, 2024.

18

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

Contingent liabilities in OCPSA

The constitutional protection action filed by the decentralized autonomous government of Orellana against OCPSA, Petroecuador and others due to the Force Majeure event caused by the rupture of the oil pipeline in 2020 was disallowed in the first instance; as the plaintiff appealed the resolution, the proceeding will be sent back to the Provincial Court of Justice of Orellana.

On the other hand, the constitutional protection action filed by residents of Puerto Madero against OCPSA, the Presidency of the Republic of Ecuador and Petroecuador was accepted; however, OCPSA, Petroecuador and the Presidency of the Republic appealed the resolution, so the proceeding will be referred back to the Provincial Court of Justice of Sucumbíos.

5.3	Oil and gas participations

Assets and liabilities as of March 31, 2024 and December 31, 2023 and the production cost of the Joint Ventures and Consortiums in which the Company participates corresponding to the three-month periods ended March 31, 2024 and 2023 are detailed below:

	03.31.2024	12.31.2023
Non-current assets	114,092	90,360
Current assets	10,223	5,587
Total assets	124,315	95,947
Non-current Liabilities	37,087	13,371
Current Liabilities	31,265	23,084
Total liabilities	68,352	36,455

	03.31.2024	03.31.2023
Production cost	16,844	4,353

It is worth highlighting that the information presented does not include charges recorded by the Company as a member of the Joint Ventures and Consortiums.

19

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of these Consolidated Condensed Interim Financial Statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Those estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Condensed Interim Financial Statements.

In the preparation of these Consolidated Condensed Interim Financial Statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the fiscal year ended December 31, 2023.

6.2 Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last fiscal year.

Credit risk

As of March 31, 2024, CAMMESA’s debt with the Group amounts to $ 182,455 million, including accrued interest as of that date, which represents approximately 52% of the Group’s total sales receivables. CAMMESA’s inability to pay could adversely affect the generation of cash from operations, the results for the year and, consequently, the Group’s financial condition.

The Company performs routine financial transactions in its ordinary course of business to ensure the efficient management of its liquidity and investments, and, as of the date of issuance of these Consolidated Condensed Interim Financial Statements, it has sufficient solvency to meet its operating and financial obligations.

However, it is worth highlighting that, as of the date of issuance of these Consolidated Condensed Interim Financial Statements, collection transactions for the months of December 2023, January 2024 and February 2024, totaling $ 37,272 million, $ 42,700 million and $ 46,428 million, respectively, are past due and pending recovery.

20

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

Given that the Company has learned that the SE would be soon publishing a resolution providing for an exceptional payment system that would establish the following cancellation mechanism:

(i)	December 2023 and January 2024 transactions: through the delivery of government securities (USD 2038 L.A. BOND), considering the exchange rate effective on each agreement’s execution date for the calculation of the nominal amounts; and
(ii)	February 2024 transaction: with funds available in CAMMESA and transfers made by the Federal Government;

the Group has recorded an impairment of $ 29,673 million (US$ 34.6 million) under CAMMESA receivables, considering the market value of the instruments maturing in 2038 expected to be received under the above-described cancellation methodology. The Company will evaluate possible courses of action when it has more information in this respect.

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates in the electricity, oil and gas value chains.

Through its own activities, subsidiaries and shareholdings in joint ventures and associates, and based on the business nature, customer portfolio and risks involved, the following business segments have been identified:

Electricity Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind (until divestment on August 16, 2023), VAR, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, PEPE III and PEPE IV wind farms.

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas and through its direct and indirect interest in CISA (until the corporate reorganization detailed in Note 5.1) and PECSA.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding and Other Business, principally consisting of interests in joint businesses CITELEC, CIESA and OCP and their respective subsidiaries, which hold the concession over the high voltage electricity transmission and over gas and oil transportation, respectively.

The Company manages its operating segment based on its individual net result in U.S. dollars.

21

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the three-month period ended March 31, 2024	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue - local market	154	93	76	3	-	326	274,579
Revenue - foreign market	-	31	44	-	-	75	62,797
Intersegment revenue	-	26	-	-	(26)	-	-
Cost of sales	(77)	(99)	(108)	-	26	(258)	(215,183)
Gross profit	77	51	12	3	-	143	122,193

Selling expenses	(1)	(13)	(2)	-	-	(16)	(13,580)
Administrative expenses	(13)	(18)	(2)	(8)	-	(41)	(34,238)
Exploration expenses	-	-	-	-	-	-	(82)
Other operating income	17	14	3	1	-	35	28,992
Other operating expenses	(3)	(5)	(1)	(22)	-	(31)	(26,385)
Impairment of inventories	-	-	-	-	-	-	(32)
Impairment of financial assets	(34)	-	-	-	-	(34)	(29,830)
Share of profit from associates and joint ventures	21	-	-	40	-	61	51,416
Profit from sale of companies´ interest	-	-	-	2	-	2	1,458
Operating income	64	29	10	16	-	119	99,912

Financial income	1	-	-	2	(1)	2	1,347
Financial costs	(17)	(26)	(1)	(10)	1	(53)	(43,955)
Other financial results	53	(4)	-	3	-	52	43,805
Financial results, net	37	(30)	(1)	(5)	-	1	1,197
Profit (Loss) before income tax	101	(1)	9	11	-	120	101,109

Income tax	97	49	2	-	-	148	122,687
Profit of the period	198	48	11	11	-	268	223,796

Depreciation and amortization	20	47	1	-	-	68	57,114

22

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the three-month period ended March 31, 2024	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit of the period attributable to:
Owners of the company	197	48	11	11	-	267	223,099
Non-controlling interest	1	-	-	-	-	1	697

Consolidated financial position information as of March 31, 2024
Assets	2,813	1,512	182	718	(17)	5,208	4,468,226
Liabilities	734	1,190	154	296	(17)	2,357	2,022,376

Net book values of property, plant and equipment	1,350	1,173	27	35	-	2,585	2,218,134

Additional consolidated information as of March 31, 2024
Increases in property, plant and equipment, intangibles assets and right-of-use assets	24	87	1	1	-	113	95,072

23

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the three-month period ended March 31, 2023	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue - local market	173	79	89	4	-	345	67,409
Revenue - foreign market	-	50	36	-	-	86	16,506
Intersegment revenue	-	25	-	-	(25)	-	-
Cost of sales	(84)	(92)	(114)	-	25	(265)	(50,538)
Gross profit	89	62	11	4	-	166	33,377

Selling expenses	(1)	(12)	(3)	-	-	(16)	(3,193)
Administrative expenses	(12)	(18)	(2)	(9)	-	(41)	(8,521)
Exploration expenses	-	-	-	-	-	-	(48)
Other operating income	18	5	-	-	-	23	4,859
Other operating expenses	(12)	(5)	-	(3)	-	(20)	(3,845)
Recovery of impairment of intangible assets	-	-	-	2	-	2	411
Impairment of financial assets	-	-	-	-	-	-	(80)
Share of profit from associates and joint ventures	2	-	-	13	-	15	3,200
Operating income	84	32	6	7	-	129	26,160

Financial income	-	-	-	2	(2)	-	193
Financial costs	(25)	(38)	(1)	(14)	2	(76)	(14,711)
Other financial results	34	5	-	45	-	84	14,643
Financial results, net	9	(33)	(1)	33	-	8	125
Profit before income tax	93	(1)	5	40	-	137	26,285

Income tax	3	-	-	1	-	4	643
Profit (Loss) of the period	96	(1)	5	41	-	141	26,928

Depreciation and amortization	26	32	1	-	-	59	11,369

24

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the three-month period ended March 31, 2023	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loss) of the period attributable to:
Owners of the company	96	(1)	5	41	-	141	26,918
Non-controlling interest	-	-	-	-	-	-	10

Consolidated financial position information as of December 31, 2023
Assets	2,684	1,396	157	631	(146)	4,722	3,817,196
Liabilities	729	1,213	137	376	(146)	2,309	1,866,500

Net book values of property, plant and equipment	1,345	1,138	27	34	-	2,544	2,056,974

Additional consolidated information as of March 31, 2023
Increases in property, plant and equipment	93	88	2	2	-	185	36,399

25

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 8: REVENUE

	03.31.2024	03.31.2023

Energy sales in spot market	39,838	11,218
Energy sales by supply contracts	70,594	18,704
Fuel supply	18,088	3,992
Other sales	955	52
Generation sales subtotal	129,475	33,966

Gas sales	82,346	17,393
Oil sales	20,590	7,018
Other sales	2,280	351
Oil and gas sales subtotal	105,216	24,762

Products from catalytic reforming sales	53,143	10,902
Styrene sales	14,539	3,751
Synthetic rubber sales	13,983	3,238
Polystyrene sales	18,056	6,463
Other sales	451	124
Petrochemicals sales subtotal	100,172	24,478

Technical assistance and administration services sales	2,477	686
Other sales	36	23
Holding and others subtotal	2,513	709
Total revenue (1)	337,376	83,915

(1)	Revenues from CAMMESA represent 35% and 39% of total revenues from sales for the periods ended March 31, 2024 and 2023, respectively, and correspond mainly to the Power Generation and Oil & Gas segments. Additionally, revenues from ENARSA represent 10% of total revenues from sales for the period ended March 31, 2024, and correspond mainly to the Oil & Gas segment.

26

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 9: COST OF SALES

	03.31.2024	03.31.2023
Inventories at the beginning of the year	166,023	30,724

Plus: Charges of the period
Purchases of inventories, energy and gas	89,097	22,948
Salaries and social security charges	15,391	3,912
Employees benefits	2,418	703
Defined benefit plans	1,951	574
Works contracts, fees and compensation for services	23,599	5,217
Property, plant and equipment depreciation	54,248	10,715
Intangible assets amortization	798	288
Right-of-use assets amortization	454	37
Energy transportation	1,649	427
Transportation and freights	3,501	617
Consumption of materials	4,184	1,106
Penalties	251	89
Maintenance	6,775	2,063
Canons and royalties	17,004	4,088
Environmental control	843	316
Rental and insurance	6,010	1,387
Surveillance and security	866	200
Taxes, rates and contributions	1,096	193
Other	526	190
Total charges of the period	230,661	55,070

Exchange differences on translation	6,683	4,836

Less: Inventories at the end of the period	(188,184)	(40,092)
Total cost of sales	215,183	50,538

27

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	03.31.2024	03.31.2023
Salaries and social security charges	1,081	247
Employees benefits	60	20
Fees and compensation for services	358	174
Property, plant and equipment depreciation	6	1
Taxes, rates and contributions	2,833	615
Transportation and freights	9,130	2,093
Other	112	43
Total selling expenses	13,580	3,193

10.2 Administrative expenses

	03.31.2024	03.31.2023
Salaries and social security charges	12,192	3,344
Employees benefits	1,215	350
Defined benefit plans	4,464	1,246
Fees and compensation for services	6,733	1,301
Compensation agreements	2,891	865
Directors' and Sindycs' fees	1,117	282
Property, plant and equipment depreciation	1,608	328
Consumption of materials	47	15
Maintenance	528	107
Transport and per diem	193	93
Rental and insurance	66	25
Surveillance and security	162	47
Taxes, rates and contributions	2,066	309
Communications	148	52
Other	808	157
Total administrative expenses	34,238	8,521

10.3 Exploration expenses

	03.31.2024	03.31.2023
Geological and geophysical expenses	82	48
Total exploration expenses	82	48

28

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.4 Other operating income and expenses

	03.31.2024	03.31.2023
Other operating income
Insurance recovery	3,122	4
Services provided to third parties	24	34
Results for property, plant and equipment sale and derecognition	2	51
Contingencies recovery	53	2
Tax charges recovery	14	12
Commercial interests	15,718	2,791
Contractual indemnity	-	1,360
GasAr Plan	5,793	464
Export Increase Program	2,906	-
Other	1,360	141
Total other operating income	28,992	4,859

Other operating expenses
Provision for contingencies	(18,616)	(250)
Provision for environmental remediation	(20)	(10)
Results for property, plant and equipment sale and derecognition	(54)	(19)
Tax on bank transactions	(2,351)	(656)
PAIS import tax	(419)	-
Donations and contributions	(266)	(83)
Institutional promotion	(285)	(104)
Costs of concessions agreements completion	(1,147)	(794)
Contractual penalty	-	(1,360)
Royalties GasAr Plan	(784)	(66)
Other	(2,443)	(503)
Total other operating expenses	(26,385)	(3,845)

29

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.5 Financial results

	03.31.2024	03.31.2023
Financial income
Financial interest	509	85
Other interest	838	108
Total financial income	1,347	193

Financial costs
Financial interests (1)	(31,243)	(11,398)
Commercial interests	(37)	(31)
Fiscal interests	(7,138)	(2,758)
Other interests	(4,519)	(166)
Bank and other financial expenses	(1,018)	(358)
Total financial costs	(43,955)	(14,711)

Other financial results
Foreign currency exchange difference, net	(7,186)	4,754
Changes in the fair value of financial instruments	52,844	10,165
Result from present value measurement	(1,637)	(262)
Result from repurchase of CB	-	30
Other financial results	(216)	(44)
Total other financial results	43,805	14,643

Total financial results, net	1,197	125

(1)	Net of $ 3,673 million and $ 953 million capitalized in property, plant and equipment for the three-month periods ended March 31, 2024 and 2023, respectively.

30

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.6 Income tax

The breakdown of income tax charge is:

	03.31.2024	03.31.2023
Current tax	50,615	(185)
Deferred tax	(173,302)	(463)
Difference between previous fiscal period income tax provision and the income tax statement	-	5
Total income tax - Profit	(122,687)	(643)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the profit before taxes:

	03.31.2024	03.31.2023
Profit before income tax	101,109	26,285
Current income tax rate	35%	35%
Income tax at the statutary tax rate	35,388	9,200
Share of profit from companies	(17,995)	(1,120)
Non-taxable results	87	(1,147)
Effects of exchange differences and other results associated with the valuation of the currency, net	21,710	14,623
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(283,373)	(35,748)
Effect for tax inflation adjustment	121,267	13,322
Non-deductible cost	99	130
Other	130	97
Total income tax - Profit	(122,687)	(643)

31

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1	Property, plant and equipment

	Original values
Type of good	At the beginning	Increases (1)	Transfers	Decreases	Traslation effect
						At the end

Lands	10,642	-	-	-	653	11,295
Buildings	115,809	-	257	-	7,103	123,169
Equipment and machinery	1,584,615	34	5,830	-	97,194	1,687,673
Wells	966,529	1,667	49,759	-	60,120	1,078,075
Mining property	160,153	-	223	-	9,818	170,194
Vehicles	8,026	99	-	(54)	489	8,560
Furniture and fixtures and software equipment	50,878	638	495	(1)	3,159	55,169
Communication equipments	1,016	-	-	-	62	1,078
Materials, spare parts and tools	34,178	10,003	(9,483)	-	3,917	38,615
Petrochemical industrial complex	26,047	32	1,402	-	1,630	29,111
Civil works	19,443	-	-	-	1,192	20,635
Work in progress	336,707	73,703	(39,676)	-	19,653	390,387
Advances to suppliers	52,778	4,360	(8,807)	-	3,369	51,700
Other goods	354	-	-	-	22	376
Total at 03.31.2024	3,367,175	90,536	-	(55)	208,381	3,666,037
Total at 03.31.2023	651,459	36,399	-	(1,822)	119,542	805,578

(1) Includes $ 3,673 million and $ 953 million of financial costs capitalized for the three-month periods ended March 31, 2024 and 2023, respectively.

32

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	Depreciation					Net book values
Type of good	At the beginning	Decreases	For the period	Traslation effect	At the end	At the end	At 12.31.2023

Lands	-	-	-	-	-	11,295	10,642
Buildings	(67,010)	-	(1,618)	(4,154)	(72,782)	50,387	48,799
Equipment and machinery	(605,189)	-	(23,481)	(37,755)	(666,425)	1,021,248	979,426
Wells	(467,546)	-	(26,835)	(29,394)	(523,775)	554,300	498,983
Mining property	(100,395)	-	(1,554)	(6,192)	(108,141)	62,053	59,758
Vehicles	(4,606)	17	(305)	(289)	(5,183)	3,377	3,420
Furniture and fixtures and software equipment	(45,350)	1	(1,061)	(2,810)	(49,220)	5,949	5,528
Communication equipments	(903)	-	(23)	(56)	(982)	96	113
Materials, spare parts and tools	(1,315)	-	(36)	(82)	(1,433)	37,182	32,863
Petrochemical industrial complex	(15,829)	-	(655)	(989)	(17,473)	11,638	10,218
Civil works	(1,711)	-	(291)	(113)	(2,115)	18,520	17,732
Work in progress	-	-	-	-	-	390,387	336,707
Advances to suppliers	-	-	-	-	-	51,700	52,778
Other goods	(347)	-	(3)	(24)	(374)	2	7
Total at 03.31.2024	(1,310,201)	18	(55,862)	(81,858)	(1,447,903)	2,218,134
Total at 03.31.2023	(267,995)	933	(11,044)	(49,347)	(327,453)	478,125
Total at 12.31.2023							2,056,974

33

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Increase	Decrease	Impairment recovery (1)	Traslation effect
						At the end

Concession agreements	2,027	-	-	-	124	2,151
Goodwill	27,978	-	-	-	1,715	29,693
Intangible identified in acquisitions of companies	56,049	190	-	-	3,444	59,683
Total at 03.31.2024	86,054	190	-	-	5,283	91,527
Total at 03.31.2023	25,582	-	(1,626)	411	4,436	28,803

	Amortization
Type of good	At the beginning	For the period	Traslation effect
				At the end

Concession agreements	(1,976)	(17)	(122)	(2,115)
Intangible identified in acquisitions of companies	(6,180)	(781)	(402)	(7,363)
Total at 03.31.2024	(8,156)	(798)	(524)	(9,478)
Total at 03.31.2023	(1,218)	(288)	(249)	(1,755)

	Net book values
Type of good	At the end	At 12.31.2023

Concession agreements	36	51
Goodwill	29,693	27,978
Intangible identified in acquisitions of companies	52,320	49,869
Total at 03.31.2024	82,049
Total at 03.31.2023	27,048
Total at 12.31.2023		77,898

(1)	The sale of the digital assets at market price resulted in the recognition of an impairment recovery for $ 411 million (US$ 2 million) as of March 31, 2023.

34

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	03.31.2024	12.31.2023
Tax loss carryforwards	13,092	116,514
Property, plant and equipment	68,969	105
Intangible assets	-	1
Financial assets at fair value through profit and loss	-	127
Trade and other receivables	2,227	366
Provisions	53,769	42,542
Tax liabilities	463	-
Salaries and social security payable	403	540
Defined benefit plans	5,419	3,343
Trade and other payables	258	258
Deferred tax asset	144,600	163,796
Property, plant and equipment	(28,885)	(179,201)
Intangible assets	(28,683)	(27,229)
Investments in companies	(7,952)	(5,343)
Inventories	(33,391)	(36,640)
Financial assets at fair value through profit and loss	(5,366)	(14,568)
Trade and other receivables	(571)	(8,182)
Tax liabilities	(322)	(322)
Other	(3,567)	(985)
Tax inflation adjustment	(113,716)	(132,010)
Deferred tax liability	(222,453)	(404,480)

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset tax assets and liabilities; and when deferred income tax charges are associated with the same fiscal authority. Therefore, they are disclosed in the consolidated condensed interim statement of financial position:

	03.31.2024	12.31.2023
Deferred tax asset, net	11,537	2
Deferred tax liability, net	(89,390)	(240,686)

35

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.4 Inventories

	03.31.2024	12.31.2023
Current
Materials and spare parts	116,662	103,969
Advances to suppliers	6,115	3,627
In process and finished products	65,407	58,427
Total (1)	188,184	166,023

(1)	It includes impairment loss as a result of the performed recoverability assessment for$ 32 million (US$ 0.05 million) and $ 739 millones (US$ 3 millones) as of March 31, 2024 and December 31, 2023. There is no impairment as of March 31, 2023.

11.5 Provisions

	03.31.2024	12.31.2023
Non-Current
Contingencies	115,865	88,042
Asset retirement obligation and wind turbines decommision	21,255	19,463
Environmental remediation	13,198	12,358
Total non-current	150,318	119,863

Current
Asset retirement obligation and wind turbines decommision	3,302	2,775
Environmental remediation	773	917
Other provisions	2,111	957
Total current	6,186	4,649

36

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

The evolution of provisions is shown below:

	03.31.2024
	Contingencies	Asset retirement obligation and wind turbines decommision	Environmental remediation

At the beginning of the year	88,042	22,238	13,275
Increases	22,908	934	81
Decreases	(2)	-	(100)
Exchange differences on translation	4,973	1,387	804
Reversal of unused amounts	(56)	(2)	(89)
At the end of the period	115,865	24,557	13,971

	03.31.2023
	Contingencies	Asset retirement obligation and wind turbines decommision	Environmental remediation

At the beginning of the year	19,047	4,853	2,935
Increases	368	154	51
Decreases	(43)	-	(49)
Exchange differences on translation	3,330	818	511
Reversal of unused amounts	(2)	(918)	(42)
At the end of the period	22,700	4,907	3,406

11.5.1 Provision for lawsuits and contingencies

In connection with the international arbitration proceeding brought by POSA against the Company, on April 3, 2024, the Court of Arbitration of the International Chamber of Commerce (“ICC”) notified the parties of the Final Award rendered on April 2, 2024, in which it resolved to: (i) disallow all but one of POSA’s claims, ordering the Company to pay the corresponding 33.60% of (a) the revenues collected under the Leasing Agreement up to the Final Award’s date for US$ 18.8 million, plus a 6% annual interest rate, and (b) the collections to be received by the Company in the future under the before-mentioned agreement; and (ii) sustain the Company’s counterclaim for US$ 2 million plus interest at an annual 6% rate. On April 10, 2024, the Company filed a plea of partial nullity against the Final Award.

37

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.6 Income tax and minimum notional income tax provision

	03.31.2024	12.31.2023
Non-current
Income tax, net of witholdings and advances	97,555	40,472
Minimum notional income tax	4,400	4,142
Total non-current	101,955	44,614

Current
Income tax, net of witholdings and advances	14,009	14,026
Total current	14,009	14,026

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1	Financial assets at amortized cost

	03.31.2024	12.31.2023
Current
Term deposit	86,741	81,511
Notes receivable	2,571	3,238
Total current	89,312	84,749

Due to the short-term nature of investments at amortized cost, their book value is not considered to differ from their fair value.

38

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.2	Financial assets at fair value through profit and loss

	03.31.2024	12.31.2023
Non-current
Shares	29,758	28,040
Total non-current	29,758	28,040

Current
Government securities	333,717	313,964
Corporate bonds	47,802	64,125
Shares	80,960	71,141
Mutual funds	1,901	2,653
Total current	464,380	451,883

12.3	Trade and other receivables

	Note	03.31.2024	12.31.2023
Non-Current
Receivables		58	55
Trade receivables		58	55

Non-Current
Related parties	16	8,172	9,040
Tax credits		2,028	1,004
Receivables for sale of associates		1,100	1,038
Contractual indemnity credit		2,792	2,959
Expenses to be recovered		2,477	-
Other		509	428
Other receivables		17,078	14,469
Total non-current		17,136	14,524

39

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

	Note	03.31.2024	12.31.2023
Current
Receivables		164,869	84,914
CAMMESA		182,455	80,957
Related parties	16	3,998	3,882
Impairment of financial assets		(31,061)	(1,203)
Trade receivables, net		320,261	168,550

Current
Related parties	16	6,224	5,800
Tax credits		6,350	7,903
Prepaid expenses		20,845	4,287
Guarantee deposits		32,733	15,378
Expenses to be recovered		5,126	4,934
Insurance to be recovered		6,148	3,589
Receivables for sale of associates		1,179	1,046
GasAr Plan		10,439	8,658
Advances to employees		3,771	8,395
Contractual indemnity credit		1,396	1,827
Receivable for sale of fiancial instruments		6,591	5
Other		7,537	7,934
Impairment of other receivables		(11)	(12)
Other receivables, net		108,328	69,744

Total current		428,589	238,294

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

40

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The movements in the impairment of financial assets are as follows:

	03.31.2024	03.31.2023
At the beginning of the year	1,203	1,039
Impairment	30,100	91
Reversal of unused amounts	(268)	(6)
Exchange differences on translation	26	35
At the end of the period	31,061	1,159

The movements in the impairment of other receivables are as follows:

	03.31.2024	03.31.2023
At the beginning of the year	12	38
Impairment	-	1
Reversal of unused amounts	(2)	(24)
Exchange differences on translation	1	5
At the end of the period	11	20

12.4	Cash and cash equivalents

	03.31.2024	12.31.2023
Cash	172	162
Banks	21,186	24,815
Mutual funds	150,219	112,996
Total	171,577	137,973

41

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5	Borrowings

	03.31.2024	12.31.2023
Non-Current
Financial borrowings	12,870	-
Corporate bonds	1,097,917	989,182
Total non-current	1,110,787	989,182

Current
Bank overdrafts	16,626	24,857
Financial borrowings	97,995	54,376
Corporate bonds	115,633	102,124
Total current	230,254	181,357
Total	1,341,041	1,170,539

As of March 31, 2024, and December 31, 2023 the fair value of the Company’s CB amount approximately to $ 1,170,318 million and $ 1,091,685 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each period (fair value Level 1).

The carrying amounts of short-term borrowings and current account advances approximate their fair value due to their short-term maturity.

The long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the Company is in compliance with the covenants provided for in its loan’s contracts.

42

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.1 Loans´evolution:

The evolution of the consolidated loans over the three-month periods ended March 31, 2024 and 2023 is disclosed below.

	03.31.2024	03.31.2023
At the beginning of the year	1,170,539	285,766
Proceeds from borrowings	112,857	28,783
Payment of borrowings	(10,959)	(11,465)
Accrued interest	31,219	11,396
Payment of interests	(34,128)	(10,055)
Repurchase of CB	-	(586)
Result from repurchase of CB	-	(30)
Foreign currency exchange difference	(3,726)	(7,432)
Borrowing costs capitalized in property, plant and equipment	3,673	953
Exchange differences on translation	71,566	52,026
At the end of the period	1,341,041	349,356

12.5.2 Redemption of Class 17 CB and issuance of Class 19 and 20 CB

On February 5, 2024, Pampa redeemed all its Class 17 CB for a total amount of $ 5,980 million. Additionally, on February 29, 2024, the Company issued Class 19 CB for $ 17,131 million, accruing interest at a variable Badlar rate plus an applicable 1% annual negative margin and maturing on February 28, 2025.

Finally, on March 26, 2024, the Company issued Class 20 CB for US$ 55.2 million, accruing interest at a fixed 6% rate and maturing on March 26, 2026.

12.5.3 Bank loans

During the period ended March 31, 2024, the Company took out net short-term financing with local financial institutions for $900 million and repaid net import financing for $3.5 million. Additionally, the Company borrowed US$ 50 million from local banking institutions. Post-closing, the Company borrowed US$ 40 million from local financial institutions, repaid short-term bank debt with local financial institutions for $25.5 billion and repaid import financing for US$ 5 million.

43

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.6	Trade and other payables

	Note	03.31.2024	12.31.2023
Non-Current
Customer guarantees		21	19
Trade payables		21	19

Compensation agreements		24,997	22,264
Finance leases liability		11,990	11,686
Contractual penalty debt		2,792	2,959
Other		513	373
Other payables		40,292	37,282
Total non-current		40,313	37,301

Current
Suppliers		173,577	150,402
Customer advances		18,490	7,138
Related parties	16	14,708	11,808
Trade payables		206,775	169,348

Compensation agreements		10,201	8,686
Liability for acquisition of companies		-	6,844
Finance leases liability		3,102	2,923
Contractual penalty debt		1,396	1,315
Various creditors		-	2,484
Other		362	200
Other payables		15,061	22,452

Total current		221,836	191,800

Due to the short-term nature of trade and other payables, its book value is not considered to differ from its fair value. For most other non-current liabilities, fair values do not significantly differ from book values.

44

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.7	Fair value of financial instruments

The following table shows the Company’s financial assets and liabilities measured at fair value as of March 31, 2024 and December 31, 2023:

As of March 31, 2024	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	333,717	-	-	333,717
Corporate bonds	47,802	-	-	47,802
Mutual funds	1,901	-	-	1,901
Shares	80,960	-	29,758	110,718
Cash and cash equivalents
Mutual funds	150,219	-	-	150,219
Derivative financial instruments	-	265	-	265
Other receivables
Guarantee deposits on derivative financial instruments	3,462	-	-	3,462
Total assets	618,061	265	29,758	648,084

Liabilities
Derivative financial instruments	-	110	-	110
Total liabilities	-	110	-	110

As of December 31, 2023	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	313,964	-	-	313,964
Corporate bonds	64,125	-	-	64,125
Mutual funds	2,653	-	-	2,653
Shares	71,141	-	28,040	99,181
Cash and cash equivalents
Mutual funds	112,996	-	-	112,996
Derivative financial instruments	-	250	-	250
Other receivables
Guarantee deposits on derivative financial instruments	5,764	-	-	5,764
Total assets	570,643	250	28,040	598,933

Liabilities
Derivative financial instruments	-	191	-	191
Total liabilities	-	191	-	191

45

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The techniques used for the measurement of assets and liabilities at fair value through profit and loss, classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.
-	Shares: it was determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the direct 2.84% and 3.19% stakes and the 2.18% and 2.46% additional stakes through HIDISA and HINISA, in TJSM and TMB, respectively.

NOTE 13: EQUITY COMPONENTS

13.1	Share Capital

As of March 31, 2024, the capital stock amounts to $ 1,364 million, including $ 4 million of treasury shares.

To comply with the provisions established by the CNV, the breakdown of the translation differences originated in the share capital and capital adjustment accounts is detailed below:

	03.31.2024
	Share capital	Share capital adjustment
At the beginning of the year	27,854	145,729
Variation of the period	1,791	9,368
At the end of the period	29,645	155,097

	12.31.2023
	Share capital	Share capital adjustment
At the beginning of the year	5,117	26,760
Variation of the period	22,737	118,969
At the end of the year	27,854	145,729

46

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

13.2	Earning per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, and where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of March 31, 2024 and 2023, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

	03.31.2024	03.31.2023
Earning attributable to equity holders of the Company	223,099	26,918
Weighted average amount of outstanding shares	1,360	1,380
Basic and diluted earnings per share	164.04	19.51

47

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1	Adjustments to reconcilie net profit to cash flows from operating activities

	Note	03.31.2024	03.31.2023
Income tax	10.6	(122,687)	(643)
Accrued interest		26,980	11,428
Depreciations and amortizations	9, 10.1 and 10.2	57,114	11,369
Share of profit of joint ventures and associates	5.2.2	(51,416)	(3,200)
Profit from sale of companies´ interest		(1,458)	-
Results for property, plant and equipment sale and derecognition	10.4	52	(32)
(Impairment) Recovery of impairment of intangible assets and inventories		32	(411)
Impairment of financial assets		29,830	80
Result from present value measurement	10.5	1,637	262
Changes in the fair value of financial instruments		(46,706)	(9,099)
Exchange differences, net		3,209	(5,258)
Result from repurchase of CB	10.5	-	(30)
Costs of concessions agreements completion	10.4	1,147	794
Contractual indemnity	10.4	-	(1,360)
Contractual penalty	10.4	-	1,360
Provision for contingecies, net	10.4	18,563	248
Provision for environmental remediation	10.4	20	10
Accrual of defined benefit plans	9 and 10.2	6,415	1,820
Compensation agreements	10.2	2,891	865
Other		(263)	(364)
Adjustments to reconcile net profit to cash flows from operating activities		(74,640)	7,839

48

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 14: (Continuation)

14.2	Changes in operating assets and liabilities

	03.31.2024	03.31.2023
Increase in trade receivables and other receivables	(252,654)	(6,265)
Increase in inventories	(15,509)	(4,532)
Increase in trade payables and other payables	97,847	9,576
Decrease in salaries and social security payables	(2,090)	(1,123)
Defined benefit plans payments	(484)	(62)
Increase in tax liabilities	10,002	982
Decrease in provisions	(467)	(381)
Income tax payment	-	(395)
Payments for derivative financial instruments, net	(15)	(25)
Changes in operating assets and liabilities	(163,370)	(2,225)

14.3	Significant non-cash transactions

	03.31.2024	03.31.2023

Acquisition of property, plant and equipment through an increase in trade payables	(38,815)	(13,401)
Borrowing costs capitalized in property, plant and equipment	(3,673)	(953)
Increase in asset retirement obligation and wind turbines decommision through property, plant and equipment	-	(878)
Receivables for acquisition of subsidiary	-	1,182

49

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

The main changes for the three-month period ended March 31, 2024 regarding contingent liabilities and assets disclosed in the Consolidated Financial Statements as of December 31, 2023 are detailed below:

15.1 Environmental claims

A neighbor of the town of Ingeniero White claims economic compensation from the Company, three other companies, the Puerto de Bahía Blanca Consortium and the Municipality of Bahía Blanca for the alleged damage to his property caused by the vibration generated by the defendant companies over the course of their activities and the poor control by the Municipality. The proceeding is in the answer stage.

15.2 Administrative claims

In the case initiated by the Company against the Federal Government to claim the amount owed, plus interest, for the debt undertaken by it during the term of validity of PEN Executive Order No. 1,053/18, the Federal Government made an appearance and answered the complaint.

15.3 Civil and Commercial Claims

In the arbitration proceeding brought by the Company against High Luck Group Limited - Argentina branch as a result of certain breaches of the Participation Assignment Agreement and the Joint Operating Agreement for the Chirete Block, the parties have filed their closing arguments.

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTA 16: RELATED PARTIES´ BALANCES AND TRANSACTIONS

16.1 Balances with related parties

As of March 31, 2024	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	443	-	-	-
TGS	3,518	8,172	5,647	7,952
Transener	23	-	50	23
Other related parties
SACDE	14	-	44	6,732
Other	-	-	483	1
	3,998	8,172	6,224	14,708

As of December 31, 2023	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	571	-	-	-
TGS	3,006	9,040	5,218	5,992
Transener	15	-	85	14
Other related parties
SACDE	290	-	42	5,802
Other	-	-	455	-
	3,882	9,040	5,800	11,808

51

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

16.2 Operations with related parties

Operations for the three-month period	Sales of goods and services (1)		Purchases of goods and services (2)		Fees for services (3)			Other operating income (expenses), net (4)
	2024	2023	2024	2023	2024		2023	2024		2023
Associates and joint ventures
CTB	334	89	-	-	-		-	-		-
TGS	9,573	2,175	(11,560)	(2,285)	-		-	-		-
Transener	-	-	(23)	(6)	-		-	85		19

Other related parties
Fundación	-	-	-	-	-		-	(236)	-	(72)
SACDE	-	-	(16,984)	(3,607)	-		-	86		17
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	(38)	-	(9)	-		-
Other	-	-	(1)	(10)	-	-	-	-		-
	9,907	2,264	(28,568)	(5,908)	(38)		(9)	(65)		(36)

(1)	Corresponds mainly to advisory services provided in relation with technical assistance and sales of gas.
(2)	Correspond to natural gas transportation services, and other services imputed to cost of sales for $ 11,584 million and $ 2,301 million and infrastructure works contracted to SACDE charged in property, plant and equipment for $ 16,984 million and $ 3,607 million, of which $ 3,397 million and $ 720 million, correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry the works out for the three-month periods ended March 31, 2024 and 2023, respectively.
(3)	Disclosed within administrative expenses.
(4)	Corresponds mainly to donations expenses and operating leases income.

Operations for the three-month period	Financial income (1)		Financial expenses (2)		Dividends received
	2024	2023	2024	2023	2024	2023
Associates and joint ventures
OCP	-	-	-	-	6,955	-
TGS	284	88	-	-	-	-

Other related parties
Other	-	-	(3)	(6)	-	-
	284	88	(3)	(6)	6,955	-

(1)	Corresponds mainly to financial leases and accrued interest on loans granted.
(2)	Corresponds to interest and commissions on loans received.

52

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 17: ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN PESOS (1)

	Type	Amount in currencies other than pesos	Exchange rate (2)	Total 03.31.2024	Total 12.31.2023

ASSETS

NON-CURRENT ASSETS
Other receivables	US$	17.1	858.00	14,668	13,045
Total non-current assets				14,668	13,045

CURRENT ASSETS

Financial assets at fair value through profit and loss	US$	480.5	858.00	412,248	390,799
	U$	-	-	-	1
Financial assets at amortized cost	US$	104.1	858.00	89,312	84,749
Derivative financial instruments	US$	0.3	858.00	257	229
Trade and other receivables	US$	123.5	858.00	105,977	133,422
	CLP	1,551.1	0.88	1,358	1,021
Cash and cash equivalents	US$	180.4	858.00	154,757	79,692
	CLP	4.5	0.88	4	1
	EUR	0.0	929.96	1	1
Total current assets				763,914	689,915
Total assets				778,582	702,960

LIABILITIES

NON-CURRENT LIABILITIES
Provisions	US$	161.6	858.00	138,677	112,738
Borrowings	US$	1,294.6	858.00	1,110,787	989,182
Other payables	US$	42.1	858.00	36,161	33,334
Total non-current liabilities				1,285,625	1,135,254

CURRENT LIABILITIES
Provisions	US$	4.7	858.00	4,074	3,691
Tax liabilities	US$	0.002	858.00	2	2
	CLP	819.83	0.88	718	777
Salaries and social security payable	US$	0.03	858.00	23	20
Derivative financial instruments	US$	0.13	858.00	109	189
Borrowings	US$	170.2	858.00	146,030	117,493
	CNY	39.7	118.72	4,713	4,388
Trade and other payables	US$	163.9	858.00	140,657	154,698
	EUR	2.5	929.96	2,317	1,959
	CNY	28.0	118.72	3,321	1,045
	SEK	10.8	80.74	875	321
	U$	0.12	22.85	3	2
Total current liabilities				302,842	284,585
Total liabilities				1,588,467	1,419,839
Net Position Liability				(809,885)	(716,879)

(1)	Information presented to comply with CNV Rules.
(2)	Exchange rate in force on March 31, 2024 according to the BNA for U.S. dollars (US$), Euros (EUR), Yuans R. China (CNY), Chilean pesos (CLP), Swedish crowns (SEK) and Uruguayan pesos (U$).

53

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 18: TERMINATION OF HYDROELECTRIC CONCESSIONS

On January 17, 2024, through SE Resolution No. 2/24, a new extension was granted to the Alicurá, El Chocón, Arroyito, Cerros Colorados and Piedra del Águila hydroelectric concessions for 60 calendar days at the end of the previous extensions (provided by SE Resolution No. 574/23 and 815/23), ENARSA maintaining its role as overseer. On March 18, 2024, through SE Resolution No. 33/24, the transition period was extended for 60 calendar days, effective from March 19, 2024 for the Alicurá, El Chocón, Arroyito and Cerros Colorados hydroelectric plant concessions and from April 28, 2024 for the Piedra del Águila concession.

NOTE 19 DOCUMENTATION SAFEKEEPING

On August 14, 2014, the CNV issued General Resolution No. 629/14, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the AdeA - Administración de Archivos S.A.’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 – C.A.B.A.
-	Don Pedro de Mendoza 2163 –C.A.B.A.
-	Amancio Alcorta 2482 C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

54

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 20: SUBSEQUENT EVENTS

General Ordinary and Extraordinary Shareholders’ Meeting

On April 29, 2024, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved to approve the allocation of the results for the fiscal year ended December 31, 2023, with profits for $ 34,488 million which, added to appropriated translation differences in the amount of $ 146,139 million, totaled positive retained earnings for $ 180,627 million, resolving to: (i) release $ 539 million from the legal reserve on exceeding the legal cap of 20% of the share capital, considering the associated translation differences, and allocate it to the optional reserve; and (ii) allocate $ 180,627 million to the optional reserve.

55